Exhibit (a)(5)(I)
Friday, August 22, 2008

Contact:	Margaret K. Dorman
Chief Financial Officer
(281) 443-3370
SMITH INTERNATIONAL, INC. ANNOUNCES FINAL RESULTS OF W-H ENERGY
EXCHANGE OFFER AND RELATED PRORATION CALCULATIONS
     HOUSTON, Texas (August 22, 2008)... Smith International, Inc. (“Smith”) (NYSE:SII) today reported the final tabulated results of the W-H Energy Services, Inc. (“W-H”) exchange offer and the related proration calculations. The exchange offer expired at 12:00 midnight, EDT, on August 18, 2008 ( the “expiration time”) and settlement is expected to occur on Monday, August 25, 2008.
     The exchange agent reported a final count of 30,370,518 shares of W-H common stock tendered, reflecting approximately 94 percent of the shares outstanding as of the expiration time. The 15,960,235 W-H shares tendered for which Mixed Consideration elections were made are not subject to proration. These W-H shareholders will receive, in exchange for each share tendered, $56.10 per share in cash and 0.4800 of a share of Smith common stock. The 464,348 shares tendered for which All-Stock Consideration elections were made are also not subject to proration and will receive 1.1990 shares of Smith common stock per W-H share. The 13,945,935 W-H shares tendered for which All-Cash Consideration elections were made will be subject to a fixed proration factor of 0.4841. As a result, W-H shareholders who elected the All-Cash Consideration will receive, in exchange for each share tendered, $45.29 cash plus 0.6186 of a share of Smith common stock. Smith intends to promptly effect a short-form merger of a wholly-owned Smith subsidiary into W-H pursuant to which all W-H shares not tendered will be converted into the right to receive $56.10 per share in cash and 0.4800 of a share of Smith common stock. Under the terms of the transaction, cash will be paid in lieu of fractional shares of Smith stock.

     Smith International, Inc. is a leading supplier of premium products and services to the oil and gas exploration and production industry. The Company employs approximately 25,000 full-time personnel and operates in over 80 countries around the world.
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the completion of the merger and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the companies’ results, review the Smith and W-H Annual Reports on Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, changes in laws or regulations and other factors and uncertainties discussed from time to time in reports filed by the companies with the SEC.